Capay Mills

Statement of Cash Flows
January - October, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-12,260.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	306.24
Employee Advance	0.00
Loan Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**306.24**
Net cash provided by operating activities	**$ -11,954.00**
INVESTING ACTIVITIES	
Building Improvements	-8,975.52
Equipment and Machinery	-3,970.41
Permanent Building Fixtures	-10,640.00
Tenant Improvements	-6,472.71
Net cash provided by investing activities	**$ -30,058.64**
FINANCING ACTIVITIES	
Note Payable - FNB	-9,500.00
Notes Payable - Transit Van	-1,854.10
Owner's Contributions	34,188.28
Owner's Draw	5,139.68
Net cash provided by financing activities	**$27,973.86**
NET CASH INCREASE FOR PERIOD	**$ -14,038.78**
Cash at beginning of period	26,151.17
CASH AT END OF PERIOD	**$12,112.39**

Note
UNAUDITED FOR INTERNAL USE ONLY